MICRO FOCUS

RECEIVED

2007 FEB 13 P 12:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

February 9, 2007

07021000

SUPPL

United States Securities and Exchange Commission
The Office of International Corporate Finance
100 F Street, N.E.
Mail Stop: Room 3628
Washington, DC 20549

RE: Micro Focus International plc, File No. 82-34962
Rule 12g3-2(b) Home Country Disclosure

Dear Sir/Madam:

Attached, please find the Home Country Disclosures required under the Rule 12g3-2(b) for Micro Focus International plc, File No. 82-34962. Included in this package are:

1. Regulatory Announcement dated January 19, 2007 – "Voting Rights and Capital".
2. Regulatory Announcement dated January 22, 2007 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".
3. Regulatory Announcement dated January 22, 2007 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".
4. Regulatory Announcement dated January 23, 2007 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".
5. Regulatory Announcement dated February 2, 2007 – "Trading Update – Hosting Equity Analyst and Investor Day".
6. Regulatory Announcement dated February 2, 2007 – "Notification of Major Interests in Shares".
7. Regulatory Announcement dated February 7, 2007 – "Notification of Major Interests in Shares".

If there are any questions regarding this packaged or the materials submitted, please do not hesitate to contact me at 301-838-5180.

Sincerely,

Robert E. Jones, III
Senior Counsel
Micro Focus
301-838-5180 (phone)
301-838-5034 (fax)
rob.jones@microfocus.com

PROCESSED

FEB 16 2007

THOMSON FINANCIAL

9420 Key West Avenue • Rockville, MD 20850 • Tel (301) 838-5000 • Fax (301) 838-5025 • www.microfocus.com

FILE NO. 82-34962

Regulatory Announcement

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Voting Rights & Capital
Released	10:45 19-Jan-07
Number	8097P

Micro Focus International plc

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Micro Focus International plc's capital consists of 199,889,976 ordinary shares with voting rights.

Therefore, the total number of voting rights in Micro Focus International plc is 199,889,976.

The above figure (199,889,976) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Micro Focus International plc under the FSA's Disclosure and Transparency Rules.

END

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FILE NO. 82-34962

Regulatory Announcement

RECEIVED

2007 FEB 13 P 12:15

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	11:49 22-Jan-07
Number	9121P

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)
3.	Name *of person discharging managerial responsibilities/director* MR PIYUSH PARSOTAM	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* NO
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE	6.	Description of *shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 10 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them MR PIYUSH PARSOTAM	8	*State* the nature of the transaction PURCHASE OF SHARES
9.	Number of *shares,* debentures or financial instruments relating to *shares* acquired 5,000 ORDINARY SHARES	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)

FILE NO. 82-34962

			0.0025%
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed Nil	12.	Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage) Nil
13.	Price per *share* or value of transaction 204.70 PENCE PER ORDINARY SHARE	14.	Date and place of transaction 18TH JANUARY 2007, LONDON
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 15,000 ORDINARY SHARES (0.0075%)	16.	Date issuer informed of transaction 18TH JANUARY 2007
17.	Additional information NONE	18.	Name of contact and telephone number for queries JANE SMITHARD, 01635 565 492

END

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FILE NO. 82-34962

Regulatory Announcement

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	11:50 22-Jan-07
Number	9124P

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)
3.	Name *of person discharging managerial responsibilities/director* MR PIYUSH PARSOTAM	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* NOTIFICATION RELATES TO INDERBIR YESHPAUL, WIFE OF THE PERSON NAMED IN 3 ABOVE
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest NOTIFICATION RELATES TO A HOLDING OF THE PERSON REFERRED TO IN 4 ABOVE	6.	Description of *shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 10 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them INDERBIR YESHPAUL	8	*State* the nature of the transaction PURCHASE OF SHARES
9.	Number of *shares,* debentures or financial instruments relating to *shares* acquired	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)

FILE NO. 82-34962

	5,000 ORDINARY SHARES		0.0025%
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed Nil	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) Nil
13.	Price per *share* or value of transaction 204.90 PENCE PER ORDINARY SHARE	14.	Date and place of transaction 18TH JANUARY 2007, LONDON
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 5,000 ORDINARY SHARES (0.0025%)	16.	Date issuer informed of transaction 18TH JANUARY 2007
17.	Additional information NONE	18.	Name of contact and telephone number for queries JANE SMITHARD, 01635 565 492

END

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FILE NO. 82-34962

Regulatory Announcement

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	13:12 23-Jan-07
Number	9969P

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a) AND (b)
3.	Name *of director* MR STEPHEN KELLY	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest NOTIFICATION RELATES TO THE DIRECTOR NAMED IN 3 ABOVE	6.	Description of *shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* AWARD OF OPTION UNDER THE MICRO FOCUS INTERNATIONAL PLC INCENTIVE PLAN 2005
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them N/A	8	*State* the nature of the transaction N/A
9.	Number of *shares,* debentures or financial instruments relating to *shares* acquired N/A	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)

FILE NO. 82-34962

			N/A
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction N/A	14.	Date and place of transaction N/A
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction N/A
17.	Date of grant 22 JANUARY 2007	18.	Period during which or date on which it can be exercised SHARES WILL BE GRANTED 11 JANUARY 2010
19	Total amount paid (if any) for the grant of the option NIL	20.	Description of *shares* or debentures involved (*class* and number) 125,000 ORDINARY SHARES OF 10 PENCE EACH
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise NIL	22.	Total number of *shares* or debentures over which options held following notification 1,278,846 ORDINARY SHARES
23.	Any additional information NONE	24.	Name of contact and telephone number for queries JANE SMITHARD, 01635 565492

END

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FILE NO. 82-34962

FILE NO. 82-34962

Regulatory Announcement

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Trading Update
Released	07:00 02-Feb-07
Number	6014Q

Embargoed for 7.00am 2 February 2007

Micro Focus International plc
Trading update
Hosting equity analyst and investor day

Ahead of its analyst and investor event today, Micro Focus International plc ("Micro Focus", "the Company" LSE: MCRO.L) announces an update on trading for the nine months to 31 January 2007.

At its interim results on 8 December 2006, the Company stated that full year revenue growth, excluding any benefit from HAL KS acquired on 3 November 2006, was expected to be in the range of 7% to 10% over the prior year. Based on performance across the business and with a slight currency benefit, management believes that revenue for the full year should meet or marginally exceed the top end of this guidance. HAL KS revenues for the six month period to 30 April 2007 are still expected to be in the range of $4.0m to $5.0m.

Stephen Kelly, Chief Executive, commented:

"I am encouraged by the progress made by Micro Focus since the interims, with growth driven by all revenue lines. We look forward to the outcome for the full year with confidence."

An equity analyst and investor day is being held today at the offices of Financial Dynamics. Presentations will be made by Micro Focus's management team focusing on the Company, its solutions and markets. No new material trading or financial information will be disclosed.

Enquiries:

Micro Focus
Stephen Kelly, Chief Executive Officer
Nick Bray, Chief Financial Officer
Tel: +44 (0)1635 32646

Financial Dynamics
Harriet Keen
Haya Chelhot
Tel: +44 (0)20 7831 3113

END

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Regulatory Announcement

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Holding(s) in Company
Released	17:47 02-Feb-07
Number	6803Q

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Micro Focus International plc Sedol B079W58
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):________	
3. Full name of person(s) subject to the notification obligation:	1 Landsdowne Partners Limited being General Partner of Lansdowne Partners Limited Partnership 2 Lansdowne UK Equity Fund Limited 3 Lansdowne Partners International Limited
4. Full name of shareholder(s) (if different from 3.):	Morstan Nominees Limited (Registered Shareholder)
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	30/01/07
6. Date on which issuer notified:	01/02/07
7. Threshold(s) that is/are crossed or reached:	<3%
8. Notified details:	

FILE NO. 82-34962

A: Voting rights attached to shares							
Class/type of shares	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
if possible using the ISIN CODE	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares	6,113,397	6,113,397	0	0	<3%	0.0%	<3%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
<3%	<3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Lansdowne Partners International Limited is the parent of undertaking of Lansdowne Partners Limited

FILE NO. 82-34962

B: Identity of the notifier, if applicable	
Full name	Jane Smithard (Micro Focus International plc)
Contact address	The Lawn, 22-30 Old Bath Road, Newbury, RG14 1QN
Phone number	+44 1635 565492
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	

C: Additional information
Micro Focus International Plc received this notification from Lansdowne Partners Limited and is disclo:

END

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FILE NO. 82-34962

Regulatory Announcement

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Holding(s) in Company
Released	10:59 07-Feb-07
Number	8546Q

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Micro Focus International plc Sedol B079W58
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): 50,585 voting shares received as an in specie transfer	x
3. Full name of person(s) subject to the notification obligation:	Majedie Asset Management Ltd
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	02 February 2007
6. Date on which issuer notified:	06 February 2007
7. Threshold(s) that is/are crossed or reached:	Above 5%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**	

to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Majedie Asset Management Ltd is a discretionary Fund Manager. It invests funds on behalf of its clients on a segregated basis as well as through its pooled vehicle Majedie Asset Management Investment Fund Company.
14. Contact name:	Sundip Singh Shihin (Majedie Asset Management Ltd)
15. Contact telephone number:	+44 20 7618 3917

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	Majedie Asset Management Ltd
Contact address (registered office for legal entities)	One Carey Lane, London, EC2V 8AE
Phone number	+44 20 7618 3917
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable	
Full name	Jane Smithard (Micro Focus International plc)
Contact address	The Lawn, 22-30 Old Bath Road, Newbury, RG14 1QN
Phone number	+44 1635 565492
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Company Secretary

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